Sanofi-aventis objects to the recommendation of the German
Federal Joint Committee (“Gemeinsamer Bundesausschuss” –“G-BA”) regarding Acomplia

Paris – October 18, 2006 - The German Federal Joint Committee (“Gemeinsamer Bundesausschuss” – “G-BA”) has announced today under its responsibility a recommendation to classify Acomplia under Section 34 of the Social Code Volume V (“Sozialgesetzbuch Bd. V –“SGB V”). Section 34 covers products viewed as lifestyle medications which are currently not reimbursed by the German statutory health insurance (“Gesetzliche Krankenkasse”). This decision is pending final ratification by the Ministry of Health within a period of two months. It becomes legally binding after publication in the Official Journal of the Government (“Bundesanzeiger”).

Sanofi-aventis regards the proposed reimbursement classification of Acomplia as misplaced from a public health policy viewpoint and moreover as unlawful.

Section 34 (Lifestyle products) exempts products which are destined for quality of life improvements in an otherwise healthy population from reimbursement. In contrast, Acomplia has been approved by the European Medicines Agency (EMEA) and authorized by the European Commission as a medical treatment for obese patients with serious risk factors. Furthermore, while Acomplia’s European label is as an adjunct to diet and exercise in the treatment of obese patients (BMI of 30kg/m2) or overweight patients (BMI > 27kg/m2) with associated risk factor(s), such as type 2 diabetes or dyslipidaemia, it is important to keep in mind the direct effects Acomplia offers in terms of improvement of HbA1c, HDL cholesterol and triglycerides which are mentioned in Section 5.1 of the SPC[1]. These direct effects acknowledged by the EMEA confirm that the benefits of Acomplia go far beyond treatment of obesity alone. These additional direct benefits of Acomplia are disregarded by the G-BA, who to Sanofi-aventis’ disappointment, have focussed primarily on the obesity language in the European label in formulating their recommendation.

Sanofi-aventis’ position regarding Acomplia and the real clinical benefits it offers has been recently validated by the reimbursement granted in Denmark where Acomplia is now reimbursed on prior authorisation for patients with BMI > 27 who have life threatening obesity- related diseases such as type 2 diabetes or dyslipidaemia (low HDL cholesterol and elevated triglycerides) and have not responded adequately to a weight reduction program. Patients with hypertension who have not adequately responded to combination antihypertensive treatment area also eligible for reimbursement in Denmark.

Sanofi-aventis firmly stands behind the important clinical benefits Acomplia offers to patients who are obese and overweight and suffer from other serious risk factors which can put them at

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1 ACOMPLIA® Summary of Product Characteristics

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com risk of heart diseases and diabetes. Should the decision of the G-BA be approved, sanofi- aventis intends to challenge the reimbursement classification under Section 34 in court.

Sanofi-aventis is confident that the German Ministry of Health, in its review of the decision of the G-BA, will take all our scientific and medical arguments into due consideration. Pending the review of Ministry of Health and until publication of the final decision in the Bundesanzeiger, Acomplia will continue to be reimbursed in Germany according to the approved European Union label.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com